                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                SCHEDULE 14D-1/A

                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                      AND

                                 SCHEDULE 13D/A

                        UNDER THE SECURITIES ACT OF 1934

                         ZENITH ELECTRONICS CORPORATION
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                           (NAME OF SUBJECT COMPANY)

                              LG ELECTRONICS INC.
                              LG SEMICON CO., LTD.
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                                   (BIDDERS)

   Common Stock, par value $1.00 per share (Including the Associated Rights)

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                         (TITLE OF CLASS OF SECURITIES)

                                  989349 10 5

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                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                    K.S. Cho
                               Managing Director
                              LG Electronics Inc.
                                 LG Twin Towers
                                 20, Yoido-dong
                                 Youngdungpo-gu
                              Seoul, Korea 150-721
                               011-82-2-3777-3480

                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON
                               BEHALF OF BIDDER)

                                    Copy to:
                                 Scott J. Davis
                              Mayer, Brown & Platt
                            190 South LaSalle Street
                               Chicago, IL  60603
                                 (312) 782-0600

          This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule 14D-1 and Schedule 13D dated July 21, 1995, as amended (the "Schedule 14D-1") of LG Electronics Inc., a corporation organized under the laws of the Republic of Korea (the "Purchaser") and LG Semicon Co., Ltd., a corporation organized under the laws of the Republic of Korea ("LG Semicon"), filed in connection with the Purchaser's offer to purchase up to 18,619,000 shares of the outstanding common stock, par value $1.00 per share (the "Common Stock"), of Zenith Electronics Corporation, a Delaware corporation (the "Company"), and the associated Common Stock purchase rights (the "Rights" and, together with the Common Stock, the "Shares") upon the terms and subject to the conditions set forth in the Schedule 14D-1. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to those terms in the
Schedule 14D-1.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Although the Offer is being made solely by the Purchaser, the Purchaser will direct, pursuant to its rights under the Stock Purchase Agreement, that 80% of the Offer Shares and the Issue Shares purchased, if the transactions contemplated by the Stock Purchase Agreement are consummated, will be acquired by the Purchaser's majority owned subsidiary, LG Semicon. The total amount of funds required by the Purchaser to purchase the Offer Shares and the Issue Shares and to pay related fees and expenses will be approximately $360 million. The Purchaser will obtain 80% of such funds from LG Semicon for the 80% of the Offer Shares and the Issue Shares to be acquired by LG Semicon. The Purchaser expects to obtain the remaining 20% of the required funds from a new U.S. $70 million bank term loan facility pursuant to the Purchaser Credit Agreement described below. Of the funds to be provided by LG Semicon, approximately 25% will be from internal sources and approximately 75% is expected to be obtained from a new U.S. $210 million term loan facility pursuant to the LG Semicon Credit Agreement described below.

Purchaser Credit Agreement
--------------------------

          Purchaser has entered into a credit agreement (the "Purchaser Credit Agreement") dated October 31, 1995 with Cho Hung Bank, DKB Asia Limited, The Korea Development Bank and Societe Generale Asia Limited as arrangers (the "Arrangers" and each an "Arranger"), the other lenders party thereto and Cho Hung Bank, London Branch as agent (in this capacity the "Agent"), pursuant to which the lenders have agreed, subject to the terms and conditions set forth in the Purchaser Credit Agreement, to provide Purchaser with up to an aggregate of $70 million in financing.

          The Purchaser Credit Agreement provides for two facilities (the "Purchaser Credit Facilities"): (i) a $17,625,000 revolving term loan facility (the "Purchaser Tranche A Revolving Credit Facility") and (ii) a $52,375,000 million revolving term loan facility (the "Purchaser Tranche B Revolving Credit Facility" and, together with the Purchaser Tranche A Revolving Credit Facility, the "Purchaser Credit Facilities"). The proceeds of the Purchaser

Credit Facilities are to be used to finance Purchaser's acquisition of the Offer Shares and the Issue Shares and to pay related fees and expenses.

          Loans under the Purchaser Credit Facilities will mature on the date falling five years from the first drawdown for the relevant tranche. All loans under the Purchaser Credit Agreement will bear interest at a rate per annum equal to the London Interbank Offered Rate ("LIBOR") (as determined by procedures set forth in the Credit Agreement) plus a margin of 0.40%.

          Purchaser will pay the Arrangers, the lenders, and the Agent certain fees which are customary for similar types of financings including a front-end fee, a commitment fee on the undrawn portion of each of the Purchaser Credit Facilities and an annual agent's fee under each of the Purchaser Credit Facilities.

          Purchaser may voluntarily repay any loans, in whole or in part, under the Purchaser Credit Facilities at the end of each interest period in minimum principal amounts of $20 million. The commitments of the lenders to provide credit under the Purchaser Credit Agreement will terminate on the date falling three months after the Agreement Date.

          The Purchaser Credit Agreement governing the Purchaser Credit Facilities contains customary representations and warranties, affirmative and negative covenants, events of default and other terms and conditions. The obligations of each of the lenders to provide credit under the Purchaser Credit Agreement is subject to various conditions precedent, including but not limited to: (i) board resolutions, Articles of Incorporation and Korean Commercial Registry extracts; (ii) resolutions, authorizations, approvals, consents and licenses, including the foreign exchange approvals; (iii) satisfactory legal opinions; (iv) accuracy of representations and warranties in all material respects; and (v) absence of default or an event of default.

LG Semicon Credit Agreement
---------------------------

          In addition, LG Semicon has entered into a credit agreement (the "LG Semicon Credit Agreement") dated October 31, 1995 with the Arrangers, the other lenders party thereto and the Agent, pursuant to which the lenders have agreed, subject to the terms and conditions set forth in the LG Semicon Credit Agreement, to provide LG Semicon with up to an aggregate of $210 million in financing.

          The LG Semicon Credit Agreement provides for two facilities (the "LG Semicon Credit Facilities"): (i) a $52,875,000 revolving term loan facility (the "LG Semicon Tranche A Revolving Credit Facility") and (ii) a $157,125,000 million revolving term loan facility (the "LG Semicon Tranche B Revolving Credit Facility" and, together with the LG Semicon Tranche A Revolving Credit Facility, the "LG Semicon Credit Facilities"). The proceeds of the LG Semicon Credit Facilities are to be used to finance LG Semicon's acquisition of a portion of the Offer Shares and the Issue Shares and to pay related fees and expenses.

          Loans under the LG Semicon Credit Facilities will mature on the date falling five years from the first drawdown for the relevant tranche. All loans under the LG Semicon Credit Agreement will bear interest at a rate per annum equal to the London Interbank Offered Rate ("LIBOR") (as determined by procedures set forth in the LG Semicon Credit Agreement) plus a margin of 0.40%.

         LG Semicon will pay the Arrangers, the lenders, and the Agent certain fees which are customary for similar types of financings including a front-end fee, a commitment fee on the undrawn portion of each of the LG Semicon Credit Facilities and an annual agent's fee under each of the LG Semicon Credit Facilities.

          LG Semicon may voluntarily repay any loans, in whole or in part, under the LG Semicon Credit Facilities at the end of each interest period in minimum principal amounts of $20 million. The commitments of the lenders to provide credit under the LG Semicon Credit Agreement will terminate on the date falling three months after the Agreement Date.

          The LG Semicon Credit Agreement governing the LG Semicon Credit Facilities contains customary representations and warranties, affirmative and negative covenants, events of default and other terms and conditions. The obligations of each of the lenders to provide credit under the LG Semicon Credit Agreement is subject to various conditions precedent, including but not limited to: (i) board resolutions, Articles of Incorporation and Korean Commercial Registry extracts; (ii) resolutions, authorizations, approvals, consents and licenses, including the foreign exchange approvals; (iii) satisfactory legal opinions; (iv) accuracy of representations and warranties in all material respects; and (v) absence of default or an event of default.

Other
-----

          The foregoing descriptions of the Purchaser Credit Agreement and the LG Semicon Credit Agreement are qualified in their entirety by reference to the text thereof filed as exhibits to the Schedule 14D-1/A, copies of which may be obtained from the offices of the Commission in the manner set forth in the Offer to Purchase.

          It is anticipated that the indebtedness incurred by Purchaser and LG Semicon through borrowings under the Purchaser Credit Agreement and the LG Semicon Credit Agreement will be repaid from funds generated internally by Purchaser and LG Semicon and from other sources which may include the proceeds of the private or public sale of debt or equity securities. No final decisions have been made concerning the method Purchaser and LG Semicon will employ to repay such indebtedness. Such decisions will be made based on Purchaser's and LG Semicon's review from time to time of the advisability of particular actions, as well as on prevailing interest rates and financial and other economic conditions.

ITEM 10.  ADDITIONAL INFORMATION.

          The Purchaser issued a press release on November 1, 1995. The press release is attached as an exhibit hereto and is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.    Description
-----------    -----------

99(a)(12)      Press Release dated November 1, 1995.

99(b)(1) Credit Agreement dated October 31, 1995 among Purchaser and the lenders party thereto.

99(b)(2) Credit Agreement dated October 31, 1995 among LG Semicon and the lenders party thereto.

                                   SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  November 1, 1995


                           LG ELECTRONICS INC.


                           /s/ K.S. Cho
                           -----------------------------------------
                           Name: K.S. Cho
                           Title: Managing Director


                           LG SEMICON CO., LTD.


                           /s/ Young-Pyo Bae
                           -----------------------------------------
                           Name: Young-Pyo Bae
                           Title: Executive Director

                                 EXHIBIT INDEX


Exhibit No.    Description
-----------    -----------

99(a)(12)      Press Release dated November 1, 1995.

99(b)(1) Credit Agreement dated October 31, 1995 among Purchaser and the lenders party thereto.

99(b)(2) Credit Agreement dated October 31, 1995 among LG Semicon and the lenders party thereto.